SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 9)*

OYO Geospace Corporation

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

671074 10 2 (CUSIP Number)

January 9, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 671074 10 2	13 G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OYO Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,290,950 shares (1)
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 1,290,950 shares (1)
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,290,950 shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.7%
12	TYPE OF REPORTING PERSON* CO

CUSIP NO. 671074 10 2	13 G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OYO Corporation U.S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,290,950 shares (1)
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 1,290,950 shares (1)
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,290,950 shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.7%
12	TYPE OF REPORTING PERSON* CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 671074 10 2	13 G	Page 4 of 6 Pages

Item 1.	(a)	Name of Issuer: OYO Geospace Corporation

	(b)	Address of Issuer’s Principal Executive Offices: 7007 Pinemont Drive Houston, Texas 77040-6601

Item 2.	(a)	Name of Persons Filing: OYO Corporation OYO Corporation U.S.A.

	(b)	Address of Principal Business Office or, if none, Residence: OYO Corporation 4-2-6 Kudan-kita, Chiyoda-ku Tokyo 102-0073 OYO Corporation U.S.A. 245 Carmelo Avenue, Suite 101 Pasadena, California 91107

	(c)	Citizenship: OYO Corporation – incorporated under the laws of Japan OYO Corporation U.S.A. – incorporated under the laws of Texas

	(d)	Title of Class of Securities: Common Stock, $.01 par value

	(e)	CUSIP Number: 671074 10 2

Item 3.	Not Applicable

Item 4.	(a)	Amount Beneficially Owned: 1,290,950 shares (1)

	(b)	Percent of Class: 21.7%

	(c)	Number of Shares as to Which Such Person Has:

		(i)	Sole Power to Vote or Direct the Vote: 1,290,950 shares (1)

		(ii)	Shared Power to Vote or Direct the Vote: 0 shares

		(iii)	Sole Power to Dispose or to Direct the Disposition of: 1,290,950 shares (1)

		(iv)	Shared Power to Dispose or to Direct the Disposition of: 0 shares

Item 5.	Not Applicable

Item 6.	Not Applicable

Item 7.	Not Applicable

Item 8.	See the attached Exhibit A.

Item 9.	Not Applicable

Item 10.	Not Applicable

CUSIP NO. 671074 10 2	13 G	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 14, 2009

OYO Corporation

By:	/s/ Katsuhiko Kobayashi
Name:	Katsuhiko Kobayashi
Title:	Director

OYO Corporation U.S.A.

By:	/s/ Katsuhiko Kobayashi
Name:	Katsuhiko Kobayashi
Title:	President

(1)	On February 14, 2007, OYO Corporation U.S.A. established a Rule 10b5-1 trading plan to acquire shares of common stock of OYO Geospace Corporation. OYO Corporation U.S.A. amended this trading plan on December 10, 2008. The 5,079 shares of common stock of OYO Geospace Corporation that are shown in this Amendment No. 9 to Schedule 13G as acquired since the filing of Amendment No. 8 to Schedule 13G on January 7, 2009 were purchased in accordance with the trading plan. OYO Geospace Corporation and OYO Corporation are not parties to this trading plan.

CUSIP NO. 671074 10 2	13 G	Page 6 of 6 Pages

EXHIBIT A

AGREEMENT OF JOINT FILING

The undersigned hereby agree that they are filing jointly, pursuant to Rule 13d-1(k)(1) of the Act, the information required by Schedule 13G, for the acquisition of 5,079 shares of common stock of OYO Geospace Corporation held by OYO Corporation U.S.A., a wholly owned subsidiary of OYO Corporation.

January 14, 2009

OYO Corporation

By:	/s/ Katsuhiko Kobayashi
Name:	Katsuhiko Kobayashi
Title:	Director

OYO Corporation U.S.A.

By:	/s/ Katsuhiko Kobayashi
Name:	Katsuhiko Kobayashi
Title:	President